UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:      KKR Global Credit Opportunities Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

555 California Street, 50th Floor

San Francisco, CA 94104

Registrant’s Telephone Number, including Area Code: 415-315-3620

Name and address of agent for service of process:

Nicole Macarchuk, General Counsel

KKR Asset Management LLC

555 California Street, 50th Floor

San Francisco, CA 94104

Copies to:

Barry P. Barbash, Esq.

James G. Silk, Esq.

Willkie Farr & Gallagher LLP

1875 K Street, NW

Washington, DC 20006-1238

(202) 303-1000

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:  Yes ☒  No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of San Francisco and State of California on the 1st day of April, 2011.

KKR Global Credit Opportunities Fund

By:	/s/ William C. Sonneborn
Name: William C. Sonneborn
Title: Chief Executive Officer and Trustee

ATTEST:

By:	/s/ Michael R. McFerran
Name: Michael R. McFerran
Title: Chief Financial Officer